ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.: 333-270034

Date:  April 5, 2023

444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2022-05

PolyMet announces preliminary results for rights offering

St. Paul, Minn., April 5, 2023 - PolyMet Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM - today announced preliminary results that indicate successful conclusion of its approximately US$195.4 million rights offering following the expiration of the subscription period, at 5:00 p.m. (Toronto time) on April 4, 2023.

The company intends to use the net proceeds of the rights offering and standby commitment for: (a) repayment of costs related to the rights offering and repayment of all of its unsecured and secured and convertible debt owed to Glencore AG ("Glencore") which, as at January 31, 2023, was US$97 million, with additional interest accruing of approximately US$800,000; (b) funding the company's portion of NewRange Copper Nickel LLC, a 50:50 joint venture the company entered into with Teck Resources Limited ("Teck") on February 14, 2023; and (c) general corporate purposes.

"This successful rights offering will strengthen our balance sheet, eliminate all debt, and will provide sufficient operating cash for budgeted corporate and project initiatives," said Jon Cherry, chairman, president and CEO.

Preliminary results indicate that 70,058,170 common shares will be issued pursuant to the exercise of basic subscription rights (including Glencore), 335,058 common shares will be issued pursuant to the exercise of additional subscription rights, and 22,213,407 common shares will be purchased by Glencore pursuant to the standby commitment, as of the expiration date, to purchase an aggregate of 92,606,635 common shares of the company. The common shares were purchased at US$2.11 per share.

Glencore agreed to exercise its basic subscription right in full, subscribing for 65,577,218 common shares. In addition, pursuant to a standby commitment, Glencore agreed, subject to certain terms, limitations and conditions, to purchase all unsubscribed common shares in the rights offering. The company obtained the standby commitment from Glencore to ensure that the rights offering would be fully subscribed and that the company will raise US$195,400,000 in gross proceeds from the rights offering. Based on the preliminary results, the company expects Glencore to purchase 87,790,625 common shares pursuant to the standby commitment at the subscription price of US$2.11 per share. The company expects to consummate the standby commitment and close the rights offering on April 6, 2023.

Based on the preliminary results, Glencore will own approximately 82.19% of the company's common shares on a non-diluted basis following closing of the fully backstopped rights offering, which percentage includes Glencore's exercise of its basic subscription rights and common shares purchased pursuant to the standby commitment.

The rights offering results are preliminary in nature and are subject to change following final count of subscription certificates and closing procedures by the company's rights agent. The company expects to issue a press release at the close of the market on April 6, 2023 to announce the final results of the rights offering.

If a holder did not exercise his or her subscription rights prior to the expiration date, such rights have expired and are void and have no value, and such holder owns the same number of the company's common shares as such holder did before the commencement of the rights offering.

Director resignation

Unrelated to the rights offering, Roberto Huby, a member of the Board of Directors since June 2020, resigned from the Board effective March 31, 2023. "Roberto has made meaningful contributions to the Board during his tenure, for which we are grateful," Cherry said.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the closing of the rights offering, the anticipated benefits of the 50/50 joint venture and the company's expectations with respect to the future development of NorthMet and Mesaba. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals, timing of closing, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMet's share of the initial work program and Glencore's funding commitment. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.